INNOVATIVE INDUSTRIAL PROPERTIES, INC.

1389 Center Drive, Suite 200

Park City, UT 84098

August 30, 2024

VIA EDGAR

Mr. Ameen Hamady

Mr. Isaac Esquivel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Innovative Industrial Properties, Inc.
Form 10-K for the Fiscal Year ended December 31, 2023 (“2023 Form 10-K”)
Filed February 27, 2024
File No. 001-37949

Dear Messrs. Hamady and Esquivel:

Innovative Industrial Properties, Inc. (“Company”) is in receipt of the Staff’s letter dated August 19, 2024 regarding the above-referenced filing. The Company is responding to the Staff’s comments as set forth below. For ease of reference, the Company has set forth each of the Staff’s comments and the Company’s response below.

Form 10-K for the year ended December 31, 2023

2. Summary of Significant Accounting Policies and Procedures and Recent Accounting Pronouncements

Revenue Recognition, page F-10

1.	We note your disclosure and your continued accounting of your operating leases on a cash basis due to the uncertain regulatory environment in the United States pertaining to the regulated cannabis industry, the limited operating history of certain tenants and the resulting uncertainty of collectability of lease payments from each tenant over the duration of the lease term. In your response letter dated September 30, 2021, you stated that with respect to ASC 842-30-25-13, "since the Company’s assessment of collectability has not changed since the commencement date of each lease to date as noted above, the Company has not recognized any difference between the lease income that would have been recognized in accordance with ASC 842-30-25-11(a) through (b) and the lease payments that have been collected from the lessee. The Company is monitoring this difference between the lease income that would have been recognized in accordance with ASC 842-30-25-11(a) through (b) and the lease payments that have been collected and will recognize the current period adjustment to lease income when the Company’s assessment of collectability changes." Given that the ongoing assessments of collectability should be made on a lease by lease basis, the longer operating history of the Company's existing customers along with the Company's continued disclosure of a healthy rent collection rate with 98% and 97% disclosed for the years ended December 31, 2023 and 2022 respectively, please tell us how the Company reassessed the collectability criterion on its operating leases on a lease by lease basis. In providing your response, please tell us how you considered the example in ASC 842-30-55-25, whereby the collectability of lease payments is not probable at lease inception, but a different conclusion is reached after the tenant has established a rental history.

Company Response:

As the Company described in detail in its response (the “2021 Company Response”) to Comment 2 from the Staff’s letter dated September 20, 2021 (the “2021 Staff Letter”), since the Company’s completion of its initial public offering and acquisition of its first property in December 2016, the Company has determined to record revenue for each of its properties on a cash basis for two distinct reasons: 1) the federal regulatory uncertainty of the regulated cannabis industry; and 2) the limited operating history of certain of the Company’s tenants.

Federal Regulations Remain Unchanged

In the 2021 Company Response, the Company explicitly set forth its position regarding its evaluation of cash basis accounting for each of the leases in its portfolio as it related to federal regulatory uncertainty, as follows:

“Although there has been legislation introduced in Congress over the years that have proposed changes to the current federal law pertaining to cannabis, including, but not limited to, the re-scheduling or de-scheduling of cannabis from its current designation as a Schedule I controlled substance under the CSA, no such legislation has been enacted. Given the continued level of federal regulatory uncertainty and the dependence by the Company and its tenants entirely on the federal executive branch’s current policy to not strictly enforce existing federal cannabis laws, the Company’s position is not to adjust its cash basis accounting for leases in its portfolio, unless and until there is a definitive change in federal laws pertaining to cannabis. The Company will carefully evaluate the scope of any such enacted federal legislation, should it occur, and based on that analysis, determine at that time whether such federal legislative change, and the corresponding impact on the collectability assessment, along with other tenant-specific credit quality factors, are sufficient to justify an adjustment away from cash basis accounting for lease payments from each of the tenants in the Company’s property portfolio.”

From a federal regulatory perspective, there have been no substantive changes in federal laws pertaining to the cannabis industry since the 2021 Staff Letter. As the Company describes in Item 1, Business — Governmental Regulation — Federal Laws Applicable to the Regulated Cannabis Industry, and in Item 1A, Risk Factors — Risks Related to Regulation in its 2023 Form 10-K, at the federal level, cannabis remains a Schedule I controlled substance under the Controlled Substances Act of 1970 (the “CSA”), and as such, both medical-use and adult-use cannabis are illegal under U.S. federal law. As the Company describes in those sections, federal enforcement of existing laws continues to be significantly dependent on enforcement priorities of the presidential administration currently in office, which may shift materially from administration to administration. Also noted in those sections, a change in an administration’s enforcement priorities toward strict enforcement of existing federal laws pertaining to cannabis could result in rendering the Company’s tenants’ businesses unviable, and as a result, the Company’s leases with its tenants not sustainable. Strict enforcement could have a material adverse impact on the Company’s revenue. The Company believes that recognition of lease revenue on a basis that is different from its current cash basis accounting policy (i.e., accounted for under ASC 842-30-25-11 (a) through (b)) could be misleading to investors, as it potentially overstates the Company’s lease revenues based on the significant collectability risks, thereby exacerbating any resulting losses in the event of strict enforcement of existing federal cannabis laws.

The continued classification of cannabis as a Schedule I controlled substance under the CSA also subjects the Company’s tenants to a number of challenges that go well beyond the risks faced by early-stage companies in other industries generally, which include, among others:

1)	Reduced Capital Availability. The regulated cannabis industry, since inception, has had access to a much narrower set of capital sources as a result in large part of this Schedule I classification, and the cost of that capital is generally priced significantly above traditional capital sources for companies in other industries or, in certain circumstances, that capital is not available at all. Capital scarcity has actually increased substantially for the regulated cannabis industry since the 2021 Staff Letter – for example, as noted in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, in the Company’s 2023 Form 10-K (and discussed in the Company’s periodic filings for several quarters), a third party study noted that “… worldwide cannabis capital raises in 2023 constituted a multi-year low, with less than $2 billion in total capital raises, versus over $4.3 billion in 2022 and over $12 billion in 2021. Total equity and debt capital raising for public and private cannabis cultivation and retail companies in the United States decreased 74% from 2022 and were lower than any previous year since before 2018, with debt accounting for over 80% of all capital raised for cannabis cultivation operations…. as of December 31, 2023, cannabis stock prices (as measured by the MSOS ETF) had declined 87% since their February 2021 peak.”

2)	Market Dynamics. Driven in significant part by state programs and licensing structures, and a lack of meaningful enforcement against illicit cultivation in those states, market dynamics for operators have significantly deteriorated since the 2021 Staff Letter. As the Company notes in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, in its 2023 Form 10-K (and also discussed in the Company’s periodic filings for several quarters), “Many states continue to experience significant declines in unit pricing for regulated cannabis products, with that decline more pronounced in certain states than in others, which compresses operating margins for operators. As a result, certain regulated cannabis operators have announced that they are consolidating operations or shuttering certain operations to reduce costs, which if prolonged, could have a material negative impact on operators’ demand for regulated cannabis facilities, including our existing tenants.”

3)	Impact of Section 280E. Section 280E of the Internal Revenue Code of 1986, as amended (“Section 280E”), provides that, with respect to any taxpayer, no deduction or credit is allowed for expenses incurred during a taxable year “in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the CSA) which is prohibited by federal law or the law of any state in which such trade or business is conducted.” Because cannabis is a Schedule I controlled substance under the CSA, Section 280E by its terms applies to the purchase and sale of cannabis products. Section 280E imposes an extraordinary effective tax on regulated cannabis operators, imposing by some estimates an effective tax rate in excess of 70%, versus traditional businesses paying closer to 21% tax on corporate income. The Company discusses this issue in Item 1A, Risk Factors in the Company’s 2023 Form 10-K, “Our tenants may be subject to Section 280E of the Code because of the nature of their business activities, which could have an adverse impact on their financial condition due to a disallowance of certain tax deductions.”

As a result, in addition to the business viability risk that strict enforcement of existing federal cannabis laws poses for the Company’s tenants, the current classification of cannabis as a Schedule I controlled substance under the CSA has resulted in a financing, operational and tax regime which significantly negatively impacts the Company’s assessments of the probability of collection on its long-term leases with tenants serving the state-regulated cannabis market, which, across the Company’s total portfolio, have a weighted average remaining lease term in excess of 14 years.

While the Company disclosed rent collection (calculated as base rent and property management fees collected as a percentage of contractually due base rent and property management fees) as 94% or greater for periods in 2022 and 2023, as noted by the Company, these rent collection statistics included the application of security deposits and collection of money judgments awarded to the Company in connection with defaulted tenants. Since the 2021 Staff Letter, certain tenants of the Company defaulted on their lease obligations and ceased to be tenants of the Company (and as such were no longer included in rent collection statistics), having defaulted in the first few years of leases with initial terms of 15 to 20 years. See, for example, Item 1A, Risk Factors in the Company’s 2023 Form 10-K, “Many of our existing tenants are, and we expect that many of our future tenants will be, companies with limited histories of operations and may be unable to pay rent with funds from operations or at all, which could adversely affect our cash available to make distributions to our stockholders or otherwise impair the value of our common stock,” where the Company describes specific lease defaults of certain tenants of the Company, which were previously disclosed in prior filings. Two of these three operators noted in that risk factor were in the top five tenants of the Company as of March 31, 2022. While these companies operated and paid rent for a few years, they fulfilled only a small fraction of their obligations under their long-term leases with the Company. For those properties that were no longer leased, the Company disclosed in its 2023 Form 10-K (and in prior filings) the percentage vacancy in its operating portfolio (see, for example, Item 1, Business, “Of these 108 properties, we include 103 properties in our operating portfolio, which were 95.8% leased as of December 31, 2023….), and listed the specific properties that were under development or redevelopment (i.e., those properties not in the operating portfolio) and not leased.

The Company continues to review the collectability of each tenant’s lease payments on a lease-by-lease basis. In accordance with ASC 842-30-25-12, since the collectability of each tenant’s lease payments is not probable at the lease commencement date and throughout the Company’s ongoing assessment based on the factors described above, the Company recognizes lease income based on the lease payments that have been collected from each tenant, which is less than the income that would have been recognized in accordance with ASC 842-30-25-11(a) through (b).

With respect to ASC 842-30-25-13, since the Company’s assessment of collectability has not changed since the commencement date of each lease to date as noted above, the Company has not recognized any difference between the lease income that would have been recognized in accordance with ASC 842-30-25-11(a) through (b) and the lease payments that have been collected from the lessee. The Company is monitoring this difference between the lease income that would have been recognized in accordance with ASC 842-30-25-11(a) through (b) and the lease payments that have been collected and will recognize the current period adjustment to lease income when the Company’s assessment of collectability changes.

Exhibits

2.	We note the certifications provided as Exhibit 31.1 and Exhibit 31.2 for your Form 10-K for fiscal year ended December 31, 2023 do not include paragraph 4(b) and the introductory language in paragraph 4, referring to your internal control over financial reporting. This also appears to be the case with the certifications filed with your Forms 10-Q for the periods ended March 31, 2024 and June 30, 2024. Please amend your reports to ensure all certifications filed with your exchange act reports conform exactly to the language set forth in Item 601(b)(31) of Regulation S-K.

Company Response:

At each of the times the Company filed its 2023 Form 10-K and Quarterly Reports on Form 10-Q for the periods ended March 31, 2024 and June 30, 2024, the Company’s certifying officers had completed the matters covered by paragraph 4(b) and the introductory language in paragraph 4, referring to its internal control over financial reporting. The certifications filed with the Company’s 2023 Form 10-K and subsequent Quarterly Reports on Form 10-Q contained a scrivener’s error in that they inadvertently omitted such language. The Company has filed concurrently with this response letter amendments to its 2023 Form 10-K and subsequent Quarterly Reports on Form 10-Q to provide revised certifications.

The Company hereby acknowledges that:

•	the Company and its management are responsible for the accuracy and adequacy of the disclosures in the Company’s filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Please direct any comments or questions regarding the foregoing to the undersigned at (858) 997-3332. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

Innovative Industrial Properties, Inc.

By:	/s/ David Smith
David Smith
Chief Financial Officer and Treasurer

cc:	Alan Gold, Innovative Industrial Properties, Inc.
Paul Smithers, Innovative Industrial Properties, Inc.
Brian Wolfe, Innovative Industrial Properties, Inc.
Andy Bui, Innovative Industrial Properties, Inc.
Carolyn Long, Foley & Lardner LLP

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